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mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

October 9, 2009

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML Systematic Momentum FuturesAccess LLC Form 10-K for fiscal year ended December 31, 2008 File No. 000-52505 Filed on March 31, 2009

Dear Mr. Woody:

On behalf of Merrill Lynch Alternative Investments LLC, the manager (“MLAI” or the “Manager”) of ML Systematic Momentum FuturesAccess LLC (the “Fund”), thank you for your letter of September 22, 2009, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Fund’s corresponding responses following each comment.

Exhibit 13.01 – Financial Statements

2.  Investments in Portfolio Funds

1.
Please explain to us how you have applied the significance tests in Rule 3-09 of Regulation S-X in determining that you are not required to include separate audited annual financial statements of your funds.  Specifically, tell us how you have applied the income test to your investments in Transtrend and Altis.

In response to the Staff’s comment, MLAI reviewed the application of the significance tests in Rule 3-09 of Regulation S-X and determined that only the assets test was applied to the Fund’s investments in each of the underlying portfolio funds in which the Fund invests (“Portfolio Funds”).  MLAI agrees that the income test should also have been applied.  As a result, MLAI has determined that, as of December 31, 2008, two of the Portfolio Funds, Transtrend and Altis, were significant subsidiaries.  In the Form 10-K of the Fund for 2009 and subsequent years, the Fund will include audited annual financial statements of the Portfolio Funds as required by Rule 3-09 of Regulation S-X under either the assets test or income test.

*       *       *

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli
Mark Borrelli

cc: Justin Ferri/MLAI